UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Hanesbrands Inc. Employee Benefits Administrative Committee
Hanesbrands Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Hanesbrands Inc. Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Charlotte, North Carolina
June 14, 2017

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2016	December 31, 2015
Assets
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans	$682,950,654	$684,059,095
Receivables
Participant contribution receivable	1,209,352	1,046,042
Company-match contribution receivable	2,871,015	1,551,563
Notes receivable from participants	13,831,232	13,301,542
Discretionary Company contribution receivable	9,998,300	10,100,983
	27,909,899	26,000,130
Total assets	710,860,553	710,059,225

Liabilities
Accrued expenses	(555,767)	(565,800)

Net Assets Available for Benefits	$710,304,786	$709,493,425

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31, 2016	December 31, 2015
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	$18,532,577	$6,471,504
Interest income on notes receivable from participants	419,328	367,578
Contributions
Company	21,602,198	20,015,480
Participants	22,863,146	20,538,887
Total contributions	44,465,344	40,554,367

Benefits paid to participants	(61,031,991)	(57,018,424)
Administrative expenses	(1,573,897)	(1,540,922)
Net increase (decrease)	811,361	(11,165,897)
Transfer in from qualified retirement plans	—	32,148,302

Net assets available for benefits
Beginning of year	709,493,425	688,511,020

End of year	$710,304,786	$709,493,425

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands” or the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement that does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On December 31, 2015, the Gear For Sports Profit Sharing and 401(k) Plan and the Knights Apparel, Inc. 401(k) Plan were merged into the Plan and assets of $28,519,462 and $3,628,840 respectively were combined with the Plan’s assets in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”).

Contributions
Eligible employees can contribute between 1% and 50% of their eligible compensation, as defined in the Plan document. All eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who is hired on or after July 1 will not increase until the second plan year following the employee’s date of hire. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”).
For participants who are contributing to the Plan, the Company will make matching contributions, on a quarterly basis, equal to 100% of the portion of a participant’s contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2016 and 2015, the total matching contribution by the Company was $12,359,951 and $9,914,497, respectively.
For eligible union participants, the Company will make a quarterly union replacement contribution equal to 6% of eligible compensation. For eligible contributing and non-contributing salaried employees, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or union participant employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for an annual Company contribution, a participant must have attained age 21 and be employed on the last day of the Plan year. For the participants in the Gear For Sports Profit Sharing and 401(k) Plan and the Knights Apparel, Inc. 401(k) Plan that were merged into the Hanesbrands Inc. Retirement Savings plan during 2015, their first year of eligibility for the annual Company contribution will be in 2017. For the years ended December 31, 2016 and 2015, the total annual contribution by the Company was $9,998,300 and $10,100,983, respectively.
For the years ended December 31, 2016 and 2015, $756,053 and $0 of forfeitures, respectively, were used to offset Company contributions.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Vesting
Participants’ contributions are 100% vested at all times. Company contributions vest based on years of service with a two-year cliff vesting schedule for matching contributions and a five-year graded vesting schedule for annual Company contributions and quarterly union replacement contributions. Annual Company contributions, quarterly union replacement contributions and

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2016 and 2015

matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.

Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time.

Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before amounts received as Company contributions are fully vested, the unvested amount shall be forfeited. Forfeited balances shall first be allocated to participants who are reemployed and are entitled to reinstatement of portions of their Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.
Unallocated forfeited balances as of December 31, 2016 and 2015 were $1,164 and $1,045,411, respectively.

Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment or partial distribution in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Participants may withdraw all or a portion of their vested account balances (other than amounts received as annual Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions (other than Roth contributions) at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her vested Plan accounts. The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 10.25% at December 31, 2016 and 2015. Principal and interest is paid through payroll deductions.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments
The Plan’s sole investment is an interest in the HBI Investment Trust. The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2016 and 2015

on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The HBI Investment Trust’s investments consist of investments in registered investment companies, Hanesbrands common stock, collective trusts and a stable value fund. Investments in registered investment companies and Hanesbrands common stock are valued using quoted market prices. The collective trusts are valued at net asset value of participant units owned by the HBI Investment Trust based on the net asset value of the underlying investments in each collective trust.
The stable value fund is reported at contract value. The underlying investments, which are comprised of high quality, fully benefit responsive, fixed income securities held in various collective trusts and separate accounts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at contract value.
Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. Participant transactions (issuances and redemptions) may occur daily. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan documents or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Benefit Payments
Benefits are recorded when paid.

Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage. Investment related expenses are included in net investment income.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (the "FASB") issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for plans for fiscal years beginning after December 15, 2016, with early adoption permitted. The Plan elected to early adopt. Accordingly, the amendment was retrospectively applied resulting in the removal of the Plan's investment for which fair value is measured using the NAV per share practical expedient from the fair value hierarchy. The amount of investments measured at NAV (or its equivalent) is disclosed so that total investments in the fair value hierarchy can be reconciled to total investments measured at fair value in Note C.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2016 and 2015

investment disclosures and provides for a measurement-date practical expedient. The new accounting rules were effective in 2016, with retrospective application (except for guidance in Part III of ASU 2015-12, which should be applied prospectively). Part III is not applicable to the Plan, but management has adopted Part I and Part II. Accordingly, the amendments were retrospectively applied, resulting in the Plan's stable value investment (Note C) being reported only at contract value in the accompanying statements of net assets available for benefits and the removal of certain fair value disclosures related to this investment. The disclosures of the investment strategy for the Plan's investment measured at NAV have been removed. Also, the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type versus disaggregating by nature, characteristics and risk.
In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Employee Benefit Plan Master Trust Reporting. The amendments in the ASU clarify presentation requirements for a plan's interest in a master trust and require more detailed disclosures of the plan's interest in the master trust. The amendments also eliminate a redundancy relating to 401(h) account disclosures. The amendments in ASU 2017-06 are effective for plans for fiscal years beginning after December 15, 2018. Management does not expect the new accounting pronouncement to have a material impact on the financial statements.

NOTE C - PLAN INTEREST IN HBI INVESTMENT TRUST
The Plan’s interest in the net assets of the HBI Investment Trust was 100% at December 31, 2016 and 2015. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the HBI Investment Trust is as follows:

	December 31, 2016	December 31, 2015
Investments, at fair value
Hanesbrands common stock	$56,809,233	$84,274,777
Investment in collective trusts	485,764,955	443,155,162
Investment in registered investment companies	75,810,632	68,430,327
Total investments, at fair value	618,384,820	595,860,266
Stable value fund, at contract value	66,097,856	56,056,562
Total investments	684,482,676	651,916,828
Non-interest bearing cash	—	32,148,302
Net receivables (payables)	(1,532,022)	(6,035)

Net assets of HBI Investment Trust	$682,950,654	$684,059,095
The net investment income from the HBI Investment Trust for the years ended December 31, 2016 and 2015 is as follows:

	2016	2015
Interest and dividend income	$4,373,767	$3,794,936
Net appreciation (depreciation) in fair value of investments
Hanesbrands common stock	(20,450,426)	4,803,497
Collective trusts	29,485,111	(513,416)
Investment in registered investment companies	5,124,125	(1,613,513)

Net investment income	$18,532,577	$6,471,504

NOTE D - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2016 and 2015

Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

•	Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•	Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.

•	Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
As of December 31, 2016 and 2015, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, collective trusts and registered investment companies. The fair values of the Hanesbrands common stock and the registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1.
The fair value of the investments within the collective trusts are valued utilizing the net asset value as the practical expedient and are not required to be classified within the fair value hierarchy.
There were no transfers in or out of any level during the years ended December 31, 2016 and 2015. There were no changes during the years ended December 31, 2016 and 2015 to the valuation techniques used to measure asset fair values on a recurring basis. Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period
The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2016 and 2015, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$56,809,233	$—	$—	$56,809,233
Registered investment companies	75,810,632	—	—	75,810,632
Collective trusts (1):
U.S equity funds	—	—	—	12,967,872
Foreign equity index funds	—	—	—	5,367,350
Target retirement date funds	—	—	—	458,972,777
Short-term fund	—	—	—	8,456,956
Total collective trusts	—	—	—	485,764,955

Total investment assets at fair value	$132,619,865	$—	$—	$618,384,820

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the statements of net assets available for benefits.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2016 and 2015

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$84,274,777	$—	$—	$84,274,777
Registered investment company	68,430,327	—	—	68,430,327
Collective trusts (1):
U.S equity funds	—	—	—	12,766,777
Foreign equity index funds	—	—	—	5,243,711
Target retirement date funds	—	—	—	415,145,503
Short-term fund	—	—	—	9,999,171
Total collective trusts	—	—	—	443,155,162

Total investment assets at fair value	$152,705,104	$—	$—	$595,860,266

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the statements of net assets available for benefits.

NOTE F - TAX STATUS
By letter dated September 27, 2013, the Internal Revenue Service determined that the Plan and trust meet the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan’s management believes the Plan remains in compliance with the applicable requirements of the IRC. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any period in progress.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
Certain investments were issued and managed by Invesco, the stable value fund investment manager.
Approximately 8.3% and 12.9% of the HBI Investment Trust’s assets as of December 31, 2016 and 2015, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2016 and 2015, the Plan held 2,623,983 and 2,876,272 shares, respectively, of Hanesbrands common stock that had a fair value of $56,809,233 and $84,274,777, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income of $1,215,689 and $1,208,931, respectively, on investments in Hanesbrands common stock.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$710,304,786	$709,493,425
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	319,253	614,327
Amounts allocated to withdrawing participants	(21,888)	(155,029)

Net assets available for benefits per the Form 5500	$710,602,151	$709,952,723

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2016 and 2015

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2016 to the Form 5500:

Investment income per the financial statements	$18,532,577
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(295,074)

Investment income per the Form 5500	$18,237,503
The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2016 to the Form 5500:

Benefits paid to participants per the financial statements	$61,031,991
Amounts allocated to withdrawing participants at
December 31, 2016	21,888
December 31, 2015	(155,029)

Benefits paid to participants per the Form 5500	$60,898,850
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Average maturity date of 2.83 years, bearing interest at 3.25% to 10.25%, collateralized by participants’ account balances	$13,831,232	$13,831,232

* Denotes party-in-interest transaction

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 14, 2017	HANESBRANDS INC. RETIREMENT SAVINGS PLAN

		By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP